SECUR 05037045 MISSION

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SEC FILE NUMBER
8- 44911

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HFC Capital Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen, CPA
(Name — *if individual, state last, first, middle name*)

67 Wall Street, Suite 2200	NY,	NY	10005
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ephram Pollack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HFC Capital Corp, as of ~~12/31/04~~, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

[Notary stamp: Notary Public, State of New York, Qualified in Richmond County, Commission Expires Sept. 18, 2005]

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

x INTERNAL CONTROL

x PATRIOT ACT

Joseph Amundsen
Certified Public Acountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

HFC Capital Corp.

Index to Financial Statements

December 31, 2004

Joseph Amundsen
Certified Public Accountant
67 Wall Street
New York, NY 10005
212/709-8250

Independent Auditor's Report

To the Shareholder of
HFC Capital Corp:

I have audited the accompanying statement of financial condition of HFC Capital Corp. as of December 31, 2004, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HFC Capital Corp. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Amundsen, CPA
New York, New York
February 24, 2005

HFC CAPITAL CORP
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

Assets	
Cash	$ 5,417
Current Assets	5,417
Other Assets	
Receivable from Clearing Broker	10,020
Marketable Securities	20,180
Nonmarketable Investment	20,100
Total Other Assets	50,300
Total Assets	55,717
Liabilities and Shareholder's Equity	
Accrued expenses	2,000
Total Liabilities	2,000
Shareholder's equity	
Common stock, no par value, authorized 1,500 shares, issued and outstanding 250 shares	-
Additional paid in capital	956,277
Accumulated deficit	(902,560)
Total Shareholder's Equity	53,717
Total Liabilities and Shareholder's Equity	$ 55,717

The accompanying notes are an integral part of these financial statements.

HFC CAPITAL CORP
STATEMENT OF LOSS
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:	
Commissions	$ 46,724
Interest Income	20
Investments	312
Total Revenues	47,056
Expenses:	
Clearance	8,271
Quotes and News Services	3,840
Rent Expense	6,000
NASD and Other Regulatory Fees	5,930
Other Office Expenses	25,830
Total Expenses	49,871
Net (Loss)	$ (2,815)

The accompanying notes are an integral part of these financial statements.

HFC CAPITAL CORP
STATEMENT OF CHANGES IN SHAREHOLDER'S DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2004

	Total	Common Stock	Additional Paid-in Capital	Accumulated Deficit
Shareholder's deficit January 1, 2004	$ 41,532	$ -	$ 941,277	$ (899,745)
Capital contribution	15,000	-	15,000	
Net loss	(2,815)	-	-	(2,815)
Shareholder's deficit December 31, 2004	$ 53,717	$ -	$ 956,277	$ (902,560)

The accompanying notes are an integral part of these financial statements.

HFC CAPITAL CORP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows From Operating Activities:		
Net Loss		$ (2,815)
Adjustments to reconcile net loss to cash used in operating activities:		
(Increase) in receivables	$ (7,252)	
(Increase) in marketable securities	(1,280)	
(Decrease in settlement costs	(15,000)	
(Decrease) in accrued liabilities	$ (6,155)	(29,687)
Net cash used in operating activities		(32,502)
Cash Flows From Financing Activities:		
Capital contribution		15,000
Decrease in Cash		(17,502)
Cash, beginning of year		22,919
Cash, end of year		$ 5,417

The accompanying notes are an integral part of these financial statements.

HFC Capital Corp

Notes to Financial Statements

For the Year Ended December 31, 2004

1. Significant Accounting Policies

HFC Capital Corp, (the Company) is a securities broker dealer, registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company is principally engaged in a commission business, introducing all customers to its broker dealer pursuant to a fully disclosed clearing agreement. No brokerage business is conducted with the general public or with any other class of investor.

The Company prepares its financial statements on the accrual basis of accounting. Principal transactions in securities and commission revenues and expenses from customer transactions are recorded on a trade-date basis.

The Company is recognized as an S-Corporation for Federal and State corporate tax purposes, and as such, the shareholder is individually liable for Federal and State income tax payments. The Company is subject to a New York State surcharge tax and a New York City corporate tax.

The Company owns 2,000 shares of the NASDAQ Stock Market, Inc. The Company carries the security at market value, the closing price at December 31, 2004, of $20,180. The Company also owns NASD warrants, with a market value of $20,100. At December 31, 2004, the Company owed $2,000 in accrued expenses, $200 for State and City taxes and $1,800 for accounting services.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Stockholders' Equity

The Company is authorized to issue 1,500 shares of no par voting common stock. The Company has issued, and are outstanding 250 shares of common stock. Stockholder contributed $15,000 to additional paid in capital for the year ended December 31, 2004.

3. Receivable from Clearing Broker

The Company introduces its customer transactions to a clearing broker with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2004, customer obligations to the clearing broker were collateralized by securities with a market value in excess of the obligations.

In the normal course of business, the Company's customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short position daily and to obtain additional deposits where deemed appropriate.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company was in compliance with these regulations.

5. Related Party Transactions

All of the commission income of the Company is derived from transactions with the sole shareholder of the Company.

6. Anti-Money Laundering Program.

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2004, the Company was in compliance with this program.

HFC CAPITAL CORP

Compilation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

December 31, 2004

Schedule 1

Total Shareholders' Equity	$ 53,717
Less: Haircut	(3,027)
	50,690
Less: Unallowable Assets	(20,100)
Net Capital	30,590
Minimum Net Capital required	(5,000)
Excess net capital	$ 25,590
Aggregate indebtedness	$ 2,000
Net Capital	$ 25,590
Ratio AI to NC	8%

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

There is no material difference between the net capital computation as reported on HFC Capital Corp's FOCUS report - Part IIA as of December 31, 2004.

There is a $6,155 difference which is a correction of over accruals made during 2004. This difference is an addition to net capital, and more than reported on HFC Capital Corp.'s December 31, 2004 FOCUS.

Joseph Amundsen
Certified Public Acountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Independent Auditor's Report of Internal
Accounting Control Required by SEC Rule 17a-5

To the Shareholder of
HFC Capital Corp

In planning and performing my audit of the financial statements of HFC Capital Corp, (the Company), for the year ended December 31, 2004, I considered its internal control, including its anti-money laundrying measures and control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (AI) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Amundsen, CPA
New York, New York
February 24, 2005

HFC Capital Corp
Anti-Money Laundrying (AML) Program of HFC Capital Corp
Compliance and Supervisory Procedures
Annual Audit of Program

1. Firm Policy. It is the policy of HFC Capital Corp (the Company) to prohibit and actively prevent money laundrying and any activity that facilitates money laundrying or the funding of terrorist or criminal activities.

2. AML Compliance Officer Designation and Duties. The firm designates Ephram Pollack as its Anti-Money Laundrying Program Compliance Officer, with full responsibility for the firm's AML program. The duties of the AML Compliance Officer will include monitoring the firm's AML compliance, overseeing communication and training for employees. The AML will also insure that proper AML records are kept.

3. Giving AML Information to Federal Law Enforcement Agencies and Other Financial Institutions. (a) FinCEN Requests Under Patriot Act Section 314. The Company will respond to a Financial Crimes Enforcement Network (FinCEN) request about accounts or transactions by reporting to FinCEN the identity of the specified individual or organization, the account number, all identifying information provided by the account holder when the account was established, by e-mail to patriot@fincen.treas.gov, by phone 1-866-556-3974, or any other method requested. (b) The Company shares information with business partners regarding suspicious transactions to determine who will file a SAR.

4. Customer Identification and Verification. In addition to information collected under NASD rules 2110, 2310, 3110, and SEC rule 17a-3(a)(9) the Company will (a) verify identity of new customer (b) maintain records used to verify identity (c) check that new customer does not appear on a government terrorist list.

5. The Company provides notice to customers that it is requesting information from them to verify their identities as is required by Federal law.

6. Foreign Correspondent Accounts and Foreign Shell Banks. The Company has not opened or maintained accounts for foreign financial institutions.

7. Private Banking Accounts/Foreign Officials. The Company has no foreign official clients or private banking accounts.

8. AML Record Keeping. All compliance records are kept by Ephram Pollack.

9. Annual independent testing of the above procedures done February 24, 2005, by Joseph Amundsen, Certified Public Accountant, 67 Wall Street, #2200, New York, NY 10005, 212-709-8250, e-mail exbaker@juno.com. The independent tests included the following steps:

    a. Reviewed and tested HFC Capital Corp AML Written Supervisory Policies and Procedures.
    b. Reviewed HFC Capital Corp overall AML Program.
    c. Reviewed files and suggested additional sheets for client notification and firm procedures.
    d. Reviewed cash receipts.
    e. Reviewed and tested internal surveillance practices.
    f. Discussed HFC Capital Corp plan for AML training, and offered a check list to be used when opening a new account.